3 April 2000

Ref: 31/00

GOVERNMENT APPROVAL FOR ZAMZAMA

EXTENDED WELL TEST

The Broken Hill Proprietary Company (BHP) has finalised agreements with the Government of Pakistan and the Sui Southern Gas Company Limited to supply 70 mmscfd of gas from an extended well test on the Zamzama field in southern Pakistan.

BHP Petroleum and its partners in the field - LASMO (MP) Limited and Premier Exploration Pakistan Limited - signed the Gas Pricing Agreement and a separate Gas Sales and Purchase Agreement in Islamabad earlier today. An initial contract period of 21 months has been agreed.

First gas from the field is expected early next year - less than 30 months after completion of the discovery well, Zamzama-1.

Gas will be lifted from the existing Zamzama-1 and Zamzama-2 exploration and appraisal wells and exported 10km via a minimum processing facility into the main Sui-Karachi gas pipeline.

The high productivity of the two wells during earlier tests - together with their proximity to existing infrastructure - prompted the Company's decision to realise early production from the field by means of an extended well test.

The test will be used to provide dynamic reservoir data to assist in further appraisal and development planning of the field in support of future gas sales.

Capital expenditure for this phase of the project will be in the order of US$ 8 million (net to BHP). Contracts for the supply of all specialist plant and equipment, plus construction, fabrication and project management services will be awarded over the coming weeks.

In parallel with the extended well test, BHP will continue its discussions with the Government of Pakistan on longer-term commercial arrangements and full field development options.

The Zamzama field lies within the Dadu exploration concession which is located in the Sindh Province of southern Pakistan, approximately 200km north east of Karachi.

The concession was awarded to BHP Petroleum in February 1995. The Company now holds a 47.5 per cent interest in the licence with partners LASMO Oil Pakistan (23.75%), Premier Exploration Pakistan (23.75%) and Pakistan Government Holdings (5%). The Government of Pakistan will exercise its option to increase its working interest to 25 per cent during the test period.

Contact:

MEDIA RELATIONS:

Dr Malcolm Garratt

Group Manager External Affairs - Melbourne

Ph: +61 3 9652 6872

Mob: +61 419 582 255

INVESTOR RELATIONS:

Dr Robert Porter

Vice President Investor Relations - Melbourne

Ph: +61 3 9609 3540

Mob: +61 419 587 456

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030